

July 9, 2010

Mr. William J. Wheeler
Executive Vice President and
Chief Financial Officer
MetLife, Inc.
200 Park Avenue
New York, New York 10166

> **Re:** **MetLife, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File Number: 001-15787**

Dear Mr. Wheeler:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief